Shareholder meeting results (Unaudited)
January 28, 2010 meeting
At the meeting, each of the nominees for Trustees was elected, as follows:

      Votes for 		Votes withheld
Ravi Akhoury 		57,937,355 	1,612,168
Jameson A. Baxter 	57,975,472 	1,574,052
Charles B. Curtis 	57,952,294 	1,597,230
Robert J. Darretta 	58,034,009 	1,515,514
Myra R. Drucker 	57,946,123 	1,603,400
John A. Hill 		57,978,033 	1,571,491
Paul L. Joskow 		58,003,491 	1,546,033
Elizabeth T. Kennan 57,896,508 	1,653,016
Kenneth R. Leibler 	58,006,313 	1,543,211
Robert E. Patterson 57,981,620 	1,567,903
George Putnam, III 	57,972,986 	1,576,537
Robert L. Reynolds 	57,919,574 	1,629,950
W. Thomas Stephens 	57,980,425 	1,569,099
Richard B. Worley 	58,005,172 	1,544,352

All tabulations are rounded to the nearest whole number.